UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Booth, Richard W.
   2140 Lake Park Blvd.


   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/99
5. If Amendment, Date of Original (Month/Year)
   08/06/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security          2)Trans-    3.Trans-   4.Securities Acquired(A)    5)Amount of    6. Ownership   7)Nature of
                             action      action     or Disposed of (D)          Securities     Form: Direct   Indirect
                             Date        Code                  A                Beneficially   (D) or         Beneficial
                             (Month/                           or               Owned at       Indirect       Ownership
                             Day/Year)   Code  V     Amount     D    Price       End of Month   (I)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value       07/28/99    G(1) V     160,000    D                               D
$0.01 per share
Common Stock, par value       07/28/99    G(2) V      53,333    D                 707,235       D
$0.01 per share
Common Stock, par value       07/28/99    G(2) V      53,333    A                  53,333       I              Charitable Remainder
$0.01 per share                                                                                                Unitrust
Common Stock, par value                                                         1,699,764       I              Norwest Bank A. Zink
$0.01 per share
Common Stock, par value                                                         1,699,731       I              Norwest Bank FBO
$0.01 per share                                                                                                Richard W. Booth
Common Stock, par value                                                           336,600       I              Trust FBO Anne Zink
$0.01 per share
Common Stock, par value                                                           330,000       I              Trust FBO Richard
$0.01 per share                                                                                                Booth
Common Stock, par value       07/28/99    P(3)         1,250     A   $18.7500     294,521       I              Wife
$0.01 per share

                                       1

Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-  4)Trans-   5)Number of Derivative         6)Date Exercisable and
Security                       or Exercise     action    action     Securities Acquired (A)        Expiration Date
                               Price of        Date      Code       or Disposed of (D)
                               Derivative
                               Security                  Code  V    A                D             Date Exercisable  Expiration Date
------------------------------------------------------------------------------------------------------------------------------------




Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                  8)Price       9)Number of   10)Ownership   11)Nature of
Security                       action    of Underlying                       of Deri-      Derivative    Form of        Indirect
                               Date      Securities                          vative        Securities    Derivative     Beneficial
                                                               Amount or     Security      Beneficially  Security: or   Ownership
                                                               Number of                   Owned at      Direct (D) or
                                         Title                 Shares                      End of Month  Indirect (I)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Transfer of shares to the Booth Family Charitable Lead Annuity Trust. The reporting person disclaims any beneficial ownership of th e reported securities.

(2)
Richard W. and Anne C. Booth Charitable Remainder Unitrust.
(3)
Purchase originally credited to Richard W. Booth.
-
Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: Richard W. Booth
DATE 05/07/01